BEMA GOLD CORPORATION

Summary of Company's Code of Conduct for Employees
of Bema Gold Corporation and its Subsidiaries

The Company's essential objective is to uphold the highest standards of ethical conduct in all of its activities. The Company strives to conduct its business consistent with the values of honesty, integrity, fairness, respect and responsibility. Furthermore, the Company will obey the law in all matters.

The Company has a Code of Conduct (the "Code") for its employees and its subsidiaries that summarizes our key principles of ethical conduct, provides guidance to recognize and deal with ethical issues, and establishes mechanisms to report unethical conduct. Every employee of the Company and any of its subsidiaries ("employee") has a responsibility to understand and comply fully with the Code and all other policies of the Company.

The Code outlines our obligations in the following areas:

1.	Conflicts of Interest

Employees are required to avoid situations where their personal interests interfere in any way with the interests of the Company, including receiving improper personal benefits as a result of their position in the Company.

2.	Confidentiality

Employees are required to maintain and protect the confidentiality of all information and materials entrusted to them.

3.	Employee Trading

Employees must comply with the Company's Insider Trading Policy that prohibits insider trading in the Company or any of its subsidiaries. They must also comply with the Company's Disclosure Controls and Procedures Policy and the Insider Trading Policy that prohibits insider trading in the Company's securities and promotes confidentiality and timely disclosure of material information about the Company.

4.	Fair Dealings

Employees are required to deal fairly with the Company's employees, customers, suppliers and competitors in a business-like manner, free from discriminatory practices, including harassment.

5.	Financial Transactions

Employees must maintain the integrity of the Company's financial records and ensure full, fair, accurate and timely disclosure of financial information.

6.	Use of Resources

Employees are to safeguard and use the Company's resources for legitimate business purposes only.

The Code encourages employees to seek guidance when unsure about the best course of action in a particular situation. Additionally, employees are required to report violations of the Code and are protected from retaliation when making reports in good faith. Reported violations are investigated promptly and fairly.

The matters covered in the Code are of the utmost importance to the Company and are essential to our ability to conduct our business in accordance with our stated values and in compliance with laws and regulations. Any identified breach of the Code is swiftly and appropriately dealt with, including disciplinary action and preventative measures.